PRIMERO TO RELEASE FOURTH QUARTER AND YEAR END 2013 FINANCIAL RESULTS ON FEBRUARY 13, 2014

Toronto, Ontario, January 20, 2014- Primero Mining Corp. ("Primero" or the "Company") (TSX:P, NYSE:PPP) is scheduled to release fourth quarter and year-end 2013 financial results before the market opens on Thursday, February 13, 2014.

A conference call is scheduled for Thursday, February 13, 2014 at 10:00 a.m. (ET), to discuss these results. Participants may join the call by dialing North America toll free 1 (866)-229-4144 or 1 (416) 216-4169 for calls outside Canada and the U.S. and entering the participant passcode 7644909#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here:
http://event.onlineseminarsolutions.com/r.htm?e=740322&s=1&k=6901AEDC9114AD20582FACF450989F74.

A recorded playback of the call will be available until May 12, 2014 by dialing North America toll free 1 (888) 843-7419 or 1 (630) 652-3042 for calls outside Canada and the U.S. and entering the call back passcode 7644909#.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold silver mine and 100% of the Cerro del Gallo gold-silver-copper development project in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero's website is www.primeromining.com.

For further information, please contact:

Tamara Brown
V P, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com